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Reservations Live for New Investment Opportunity

Miso is excited to announce — by popular demand — new and existing shareholders will soon have the opportunity to invest at the same share price as the current institutional funding round. Sign up here for details.

RESERVE YOUR SHARES TODAY

We intend for this round of growth funding to extend Miso's domestic footprint and deployment of Flippy 2 units as well as accelerate the roll out of additional product lines.

Join our community of 30K shareholders that have helped Miso Robotics raise more than $100M.

Latest News

ALL NEWS

Miso Robotics announces Ecolab partnership and investment

Today, Miso Robotics – the company transforming the restaurant industry with robotics and intelligent automation – announced a new partnership and multi-million dollar investment from the world's water, hygiene and infection prevention company, Ecolab.

READ PRESS RELEASE »

May 17, 2023

Wings and Rings Partners with Miso Robotics to Begin Flippy 2 Pilot
July 12, 2022

Miso Robotics Expands Internationally through Partnership with Americana Restaurants
June 16, 2022

Miso Robotics Announces Collaboration with AWS to Test Robots at Scale
June 7, 2022

2023 Annual Shareholder Presentation

April 6, 2023 | Read the Shareholder Letter

Miso Robotics 2023 Shareholder Presentation
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MISOROBOTICS
2023 Shareholder Presentation
April 6, 2023 | Miso HQ | Pasadena, Calif.
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About Miso

Miso Robotics is revolutionizing commercial foodservice through intelligent automation solutions that solve some of the largest gaps in back-of-house kitchen operations. Ready to make an immediate financial impact on a restaurant's bottom line, Miso's AI-driven platform incorporates robotics, machine learning, computer vision and data analytics to power and develop its breakthrough products, including: Flippy 2, CookRight and Sippy.

With real industry knowledge and learnings accrued through brand partnerships over its first five years, Miso's products are constantly evolving to drive consistency, increase productivity, reduce costs and improve the overall dining experience.

OUR TEAM

Miso Robotics CTO Chris Kruger is interviewed by The Washington Post's Laura Reiley at the Miso Innovation Lab in Pasadena, CA. August 11, 2022. Photo by Stephen Gold.

Contacts

Company

Miso Robotics, Inc.
680 E. Colorado Blvd.
Suite 500
Pasadena, CA 91101

Investor Relations

Miso Robotics
Attn: Investor Relations
680 E. Colorado Blvd.
Suite 500
Pasadena, CA 91101
invest@misorobotics.com

Transfer Agent

DealMaker
16540 Pointe Village Dr.
Suite 201
Lutz, FL 33558
(888) 991-8482
support@dealmaker.global

Flippy 2
Modular Frying Robot

Flippy Lite
Frying & Finishing Robot

CookRight
AI-Powered Sensor Systems

Sippy
Automatic Beverage Dispenser

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© 2023 Miso Robotics. All Rights Reserved.

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Disclaimer: Miso Robotics is considering undertaking an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.

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Investment Details

$4.97 USD
Per Share

Deal Type: Regulation CF

Indication of Interest

This is an opportunity to indicate interest in future Miso raises. You will not be required to make a purchase at this time.

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